Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: July 25, 2019

The following are excerpts from a transcript made available of the Q2 2019 Raytheon Company Earnings Conference Call that occurred on July 25, 2019:

THOMSON REUTERS

STREETEVENTS EDITED

TRANSCRIPT

RTN - Q2 2019 Raytheon Co Earnings Call

EVENT DATE/TIME: JULY 25, 2019 / 1:00PM GMT

OVERVIEW:

Co. reported 2Q19 sales of $7.2b and EPS from continuing operations of $2.92.

Expects 2019 net sales to be $28.8-29.3b and EPS to be $11.50-11.70. Expects 3Q19

sales to be $7.2-7.3b and EPS from continuing operations to be $2.78-2.83.

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CORPORATE PARTICIPANTS

Anthony F. O’Brien Raytheon Company—VP & CFO

Kelsey DeBriyn Raytheon Company—VP of IR

Thomas A. Kennedy Raytheon Company—Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Cai von Rumohr Cowen and Company, LLC, Research Division—MD & Senior Research Analyst

Carter Copeland Melius Research LLC—Founding Partner, President and Research Analyst of Aerospace & Defense

David Egon Strauss Barclays Bank PLC, Research Division—Research Analyst

George D. Shapiro Shapiro Research—CEO and Managing Partner

Myles Alexander Walton UBS Investment Bank, Research Division—Research Analyst

Peter J. Arment Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

Peter John Skibitski Alembic Global Advisors—Research Analyst

Robert Alan Stallard Vertical Research Partners, LLC—Partner

Ronald Jay Epstein BofA Merrill Lynch, Research Division—Industry Analyst

Seth Michael Seifman JP Morgan Chase & Co, Research Division—Senior Equity Research Analyst

Sheila Karin Kahyaoglu Jefferies LLC, Research Division—Equity Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Raytheon’s Second Quarter 2019 Earnings Conference Call. My name is Shannon, and I will be your operator for today. As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the call over to Ms. Kelsey DeBriyn, Vice President of Investor Relations. Please proceed.

Kelsey DeBriyn - Raytheon Company—VP of IR

Thank you, Shannon. Good morning, everyone. Thank you for joining us today on our second quarter conference call. The results that we announced this morning, the audio feed of this call and the slides that we’ll reference are available on our website at Raytheon.com. Following this morning’s call, an archive of both the audio replay and a printable version of the slides will be available in the Investor Relations section of our website.

With me today are Tom Kennedy, our Chairman and Chief Executive Officer; and Toby O’Brien, our Chief Financial Officer. We’ll start with some brief remarks by Tom and Toby and then move on to questions.

Before I turn the call over to Tom, I’d like to caution you regarding our forward-looking statements. Any matters discussed today that are not historical facts, particularly comments regarding the company’s future plans, objectives and expected performance and the proposed merger with UTC, constitute forward-looking statements. These statements are based on a wide range of assumptions that the company believes are reasonable but are subject to a range of uncertainties and risks that are summarized at the end of our earnings release and are discussed in detail in our SEC filings and, with respect to the proposed merger and related matters, in the registration statement on Form S-4 filed by UTC with the SEC on July 17, 2019.

With that, I’ll turn the call over to Tom.

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

[…]

For the U.S. defense market, the DoD budget environment continues to be strong with modernization accounts demonstrating healthy growth over the last few years. And internationally, the dynamic and unpredictable geopolitical environment continues to generate strong demand for advanced solutions across the regions of Europe, MENA and Asia Pacific.

We begin the second half with continued confidence in our growth outlook and operating performance. And it is from this position of strength and strong outlook that we agreed to combine with United Technologies Aerospace businesses in a merger of equals transaction. It was a little over a year ago when we also had a strong outlook for Raytheon and the defense market that I approached Greg Hayes. I did so because I was excited about what Raytheon and UTC could accomplish together by combining our technology to both further strengthen our current franchises and create new ones.

Given the growth in the DoD research and development spending and the broad shift to new technologies to provide solutions to counter peer threats, in 2018 and 2019, the growth rates for the R&D accounts were higher than the growth rates of the base budget and overall modernization accounts. This growth trend is expected to continue in 2020 and beyond to support the National Defense Strategy and plays to the strengths of the combined company that is well aligned with the NDS priorities. By combining our technologies with UTC’s complementary technologies, we can go after and win an increased number of these franchise opportunities.

These revenue synergy opportunities from our combined technologies will turn into franchises and continue to be value generators for decades to come, positioning the combined company to increase market share and outgrow the aerospace and defense markets. There are numerous examples of these revenue synergies, including improved directed weapons by having an enhanced power source, opportunities to incorporate our new expeditionary landing system on military aircraft by changing software in the cockpit, using air control — traffic control experience to better position us to participate in upcoming air traffic control modernization competitions and using engine signature management technology to better position us on a multibillion-dollar franchise opportunity. These are the few of the many revenue synergy examples that we expect to achieve as a combined company.

The bottom line is we can start creating these revenue synergies immediately on day 1 of becoming a combined company. These potential revenue synergies from our complementary technologies are sizable and in the multibillions of dollars. In short, we are convinced of the merits of the transaction with UTC and are confident about the benefits it will bring to our shareholders, customers and employees.

Let me close by thanking all the members of the Raytheon team worldwide. They are the ones who are developing the solutions to grow our franchises, meeting customer needs and delivering the performance that gives us such a strong outlook. Thank you for helping us continue to create the trusted innovative solutions we’re known for around the world and for helping us meet our commitments to our customers and shareholders.

With that, I’ll turn the call over to Toby.

Anthony F. O’Brien - Raytheon Company—VP & CFO

Thanks, Tom. I have a few opening remarks starting with the second quarter highlights, and then we’ll move on to questions. During my remarks, I’ll be referring to the web slides that we issued earlier this morning.

[…]

We generated strong operating cash flow of over $800 million in the second quarter, which was also better than our prior guidance primarily due to favorable collections. During the quarter, the company repurchased 1.7 million shares of common stock for $300 million, bringing the year-to-date share repurchase to 4.4 million shares for $800 million. I want to point out that under the merger agreement with United Technologies, we are restricted from repurchasing shares. I will discuss this further a little later.

At a high level, we are increasing our full year 2019 outlook for sales, operating income, EPS and operating cash flow as well as making other updates. I’ll provide more color on guidance in a few minutes.

[…]

Moving ahead to Page 5. We delivered strong operational performance in the quarter. Our operating margin was 16.4% for the total company and 12% on a business segment basis. Our business segment margins were up 30 basis points versus last year’s second quarter and better than our expectations at all the businesses. It’s important to note that the company incurred $23 million of merger-related expenses in the second quarter of 2019, which was not included in the prior guidance and have an unfavorable impact of approximately 30 basis points in the quarter to the total company operating margin. Without these expenses, total company operating margin would have been up versus last year’s second quarter.

[…]

Turning now to Page 6. Second quarter 2019 EPS was $2.92, 5% higher than last year’s second quarter and was better than our expectations. Operating performance drove strong Q2 EPS due to higher sales volume, higher margins and pension-related items. As I’ve previously mentioned, the merger-related expenses incurred in the second quarter of 2019 were not included in the prior guidance and had an unfavorable EPS impact of $0.06 in the quarter. Also, as a reminder, last year’s second quarter included a favorable tax-related EPS impact of $0.33 related to a discretionary pension plan contribution.

On Page 7, we’ve provided you with a 2019 financial outlook walk to bridge our prior view in April to our current guidance.

[…]

Next, we’ve lowered corporate expenses by approximately $25 million, improving EPS for the full year by about $0.07. We are improving our net interest expense and other non-operating expenses, which, in total, is worth about $0.08 to EPS compared to our prior guidance. Taken together, before accounting for merger-related items, we’re improving 2019 full year EPS by $0.24. These improvements to operating income and EPS are partially offset by merger-related expenses, which were not included in our prior guidance. We expect to incur approximately $40 million or $0.11 of expenses related to the merger in 2019, of which $23 million was incurred in the second quarter. Additionally, as I mentioned earlier, as a result of the pending merger, we are restricted from repurchasing shares. This has an unfavorable $0.03 impact to our prior full year 2019 EPS guidance.

[…]

Before concluding, the collaborative merger efforts and integration planning between Raytheon and United Technologies are underway and progressing well, including the recent S-4 filing last week. We look forward to the next steps in the process, including the definitive proxy filing and the shareholder vote later this year. And post-closing, we look forward to Raytheon Technologies delivering strong free cash flow growth and deploying a significant amount of free cash flow to its shareholders in the form of share repurchases and dividends.

In summary, we had strong performance in the quarter. Our bookings, sales, operating margin, EPS and operating cash flow from continuing operations were all higher than expected. We increased our full year 2019 outlook for bookings, sales, operating income, EPS and operating cash flow. We remain well positioned for continued growth.

With that, Tom and I will open the call up for questions.

QUESTIONS AND ANSWERS

[…]

Operator

Our next question comes from Sheila Kahyaoglu from Jefferies and Company.

Sheila Karin Kahyaoglu - Jefferies LLC, Research Division—Equity Analyst

Tom, I just wanted to follow up on your remarks at the Paris Air Show with regards to the state of the business. You touched on it a little bit. But over the next decade, maybe if you could expand on how you see that going about. And just given the S-4, it seems like you have a very robust business profile on a stand-alone basis. So it didn’t quite jive with those comments.

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

Yes. So let me clarify the comments in Paris. First, as you saw from the strong performance this quarter and also obviously defined in the S-4, we grew over 8% and achieved record backlog levels. And so bottom line is Raytheon is very well positioned even as a stand-alone company, and we’re well positioned for the next 10 years, 20 years and 50 years and beyond.

At Paris, I was trying to convey something, and that was really — it was really about the fact that if we were to stop and I mean stop investing in IRAD and stop our CapEx efforts at Raytheon, it would eventually limit our growth potential. And it was really under the auspices that we’re — in the environment we are today. It’s a time where the DoD customers increasing its research development budgets and the spending of those budgets to support next-generation systems.

So as you know, over the years, several years, we have increased our internal investing in research and development and also our CapEx to position the company for this future growth. And as a result, Raytheon is very well positioned even as a stand-alone company. For example, over the last few years, we won numerous franchises and accelerated our sales growth.

And so bottom line is, let me be very clear here on this one, that we are very confident about the proposed merger with United Technologies and how that combination will even further enhance value for our shareholders, customers and employees. But even as a stand-alone company, Raytheon is very well positioned for the next 20 years and beyond.

[…]

Operator

The next question comes from Seth Seifman with JPMorgan.

Seth Michael Seifman - JP Morgan Chase & Co, Research Division—Senior Equity Research Analyst

I wanted to ask a quick question about the S-4. And so we look at the data in there, we’re kind of looking at 5-ish percent growth out in 2022 and 2023. And when we look at the investment account budget for fiscal ‘20 that’s been submitted and probably consistent with the budget deal announced this week, it’s flat to slightly up in the investment account, maybe something kind of similar in ‘21. Based on your visibility on your programs domestically and internationally, would that kind of flat to slightly up investment accounts in ‘20 and ‘21 be consistent with that 5% growth in ‘22 and ‘23?

Anthony F. O’Brien - Raytheon Company—VP & CFO

Yes. Seth, it’s Toby. Let me take a crack at that here. So I think if you step back from the S-4, while we hadn’t previously quantified anything, we’ve been pretty consistent in saying that based upon where — at many points in time, where our backlog was, our bookings outlook, the alignment with both domestic and international customer needs, we saw that we were going to be able to continue to grow the company beyond, in this case, 2019 for the next 3 or 4 years, right? So S-4 is directionally consistent with that type of commentary that we provided in the past.

The other thing I would point out here, right, we have been continuing to make our investments, both from an R&D point of view or capital point of view, in ways that align with customer priorities as dictated by the NDS and clearly, as have been funded through the last few budget cycles, especially in the RDT&E account. I think more importantly, it’s worth noting that since the date of the projections in the Form S-4, right, we are increasing our 2019 sales guidance that we just talked about this morning as well as because of the increase in our bookings, the expected backlog that we’d have entering 2020, which gives us a high degree of confidence in our ability to continue to grow the company at or beyond levels that we — that you see in the S-4.

Operator

Our next question comes from Cai von Rumohr with Cowen and Company.

Cai von Rumohr - Cowen and Company, LLC, Research Division—MD & Senior Research Analyst

So one of your competitors mentioned that they have $3.5 billion of orders for hypersonic missiles, about 5 or 6 programs. Could you update us on your position in hypersonics and your backlog with respect to both offensive and defensive hypersonics?

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

Yes. Cai, let me cover that. As we discussed in the past, both hypersonics and counter-hypersonics are areas we continue to invest in for future growth and participate in DOD programs in that area. And we’re actively working multiple hypersonics and counter-hypersonics programs.

[…]

And so Raytheon continues to build its presence in both the hypersonic and counter-hypersonic market. We’re continuously and strategically investing in some of these top technology areas to make sure that we have the right solutions to bring forth to win future competitions in both the hypersonic and counter-hypersonic area. And as we mentioned, there are multiple potential revenue synergies also with the proposed merger with UTC from some of their complementary technologies relative to hot areas of engines and the materials required to use in those areas. And so we see those complementary technology solutions helping us even further in our hypersonic areas.

[…]

Operator

Our next question comes from George Shapiro with Shapiro Research.

George D. Shapiro - Shapiro Research—CEO and Managing Partner

I noticed that operations in the quarter by your numbers were up $0.23; by mine, and I had above-estimate guide, $0.15, Toby. But for the year, you’re only raising it by $0.09. So I assume it means the second half, you’re expecting somewhat weaker performance. This quarter took some from the second half.

[…]

Anthony F. O’Brien - Raytheon Company—VP & CFO

Okay. George, so let me start with the overall company-level EPS. I mean as I said earlier, we’re pleased with the increase of the $0.24 prior to the merger-related impacts, right, that were offset by $0.11 of expenses and $0.03 from a higher share count that netted to the $0.10. And we’re extremely pleased with our performance in the quarter. We had several of the businesses outperforming our expectations. Some of this is timing, as you alluded to, think timing between Q3 and Q2. And it does give us confidence in the overall guidance and the outlook for the year.

[…]

Operator

Our next question comes from Ronald Epstein with Bank of America Merrill Lynch.

Ronald Jay Epstein - BofA Merrill Lynch, Research Division—Industry Analyst

Can you talk to a bit how you think about kind of (inaudible) how does BBN fit in, in your view (inaudible) given the combined (inaudible) that seems like that’s a powerhouse you guys have.

And then two, (inaudible) commercial offsets. So when you’re doing your international work and you do your offsets, all of a sudden, you have a much larger portfolio of things that you could offset with. How do you think about that?

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

Yes. Let me talk about the first thing is — and you’re right, Ron, there’s a — we — between the 2 companies, we have a powerhouse of technology. One of the areas that we have some of our technology concentrated in is BBN, which is kind of our research arm, does a significant amount of work with DARPA and a lot of technology, I would call it futuristic technology development, kind of our leader in artificial intelligence and machine learning for us and several other key areas. Right now, that system is connected directly into our 4 businesses and their advanced programs area has a very tight coupling. So we try to do is even though we’re developing advanced technology, we try to tie that back directly to our mission areas so that we can accelerate the development of that technology into the solutions that we provide for our customers.

And that is a model that we’re going to take forward into the merger as we move forward. We’re going to ensure that we don’t break that moving forward. We have some organizational construct works that we’re doing because United Technologies also has a research group that does work that’s also connected into their businesses. So the endgame is to essentially try to drive the synergies with all this technology that we’re developing in a way that we can actually make this kind of technology 1 plus 1 equals 3. And we’re looking at accelerants by combining this technology in these different areas. So the bottom line is that there’s a significant amount of opportunity in the technology area, and technology is complementary. And we’re trying to work that organizational construct so we make sure we maximize the benefits of that to both companies in the merger.

Anthony F. O’Brien - Raytheon Company—VP & CFO

And I think, Ron, on your second comment, and Tom can jump in here and add some color. That’s another synergy opportunity around the offsets. Clearly, having more capability to put forward to satisfy what our international customers are looking to do relative to localization and developing indigenous capability is a key area that we’ll be working some planning around and then, post-merger, figuring out how to take full advantage of the capabilities that United Technologies Aerospace businesses will bring to the table and give us more avenues to satisfy and fulfill offsets.

Operator

Our next question comes from Carter Copeland with Melius Research.

Carter Copeland - Melius Research LLC—Founding Partner, President and Research Analyst of Aerospace & Defense

Just kind of quick 2-parter on and just to follow up on the hypersonics discussion. I wondered from what’s in — increasingly in the public domain on the hypersonics versus counter-hypersonics, it looks there’s a lot more funding and effort on the counter — on the hypersonics front than counter-hypersonics. And I wondered if that’s consistent with what you’ve seen in your portfolio or if there’s a classified dynamic there that makes those a lot more equal in size.

And then I know on prior calls, Tom, you’ve emphasized counter-hypersonics as a — perhaps the bigger of the 2 opportunities for you. And I just wondered when you think about the elements of that, whether it’s traditional radars and traditional air missile defense, things of that nature, which are really kind of core capabilities of your company today, how the UTC transaction helps in the counter-hypersonics realm or if I’m sort of off on that. Any color there would great.

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

[…]

And then relative to UTC, I mean, they’re helping us — they would think — will be able to help us, once we close, relative to their technology, especially into high-temperature materials, into inlets for hypersonic engines, in that area. And they will also do have some high-end sensors that we don’t have and we don’t participate in areas that potentially could help us in that fire control chain.

Operator

Our next question comes from Robert Stallard with Vertical Research.

Robert Alan Stallard - Vertical Research Partners, LLC—Partner

Tom, a quick question for you on the merger. Have you been surprised by the sort of feedback you’ve been getting from investors?

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

Well, we’ve — it depends on the investors. We’ve been getting a lot of positives from investors across-the-board. I think a lot of our investors do see exactly the benefits of the merger moving forward. I think the area — whole area of technology and being able to combine the — I would call the power — 2 powerhouse companies relative to their technology areas and bring it to bear on an entire front moving forward has been very, very well taken by our investors who understand the details of the companies and the technologies that they are developing. So we — most of the stuff we’ve been hearing is pretty positive.

[…]

Anthony F. O’Brien - Raytheon Company—VP & CFO

No. And Rob, I would just add in, going back to the original announcement, and I think we’ve talked about this, so this wasn’t a combination that was rumored, right? So clearly, people were not expecting it. We continue to engage with our investors as they have more questions about the deal. And I think what people are, from a financial point of view, starting to really understand, the long-term cash flow generation potential for this business, the incremental free cash flow growth. We talked about the $18 billion to $20 billion of capital being returned to shareholders in the first 3 years. We’ve put a number out there of about $8 billion in 2021, which would kind of be the first full year based upon a mid-2020 close. We’ve also put a little more color around that, that that’s conservative by plus or minus $1 billion.

So I think people are getting their head around it, right? It’s got something for everybody. It’s got that long-term strategic play underpinned by the complementary technologies, the revenue synergies, that as Tom mentioned in his opening remarks, are — we believe are going to be measured in the billions. It’s got the synergies that would provide shareholders to benefit that from the near term and then all the elements, I won’t repeat them, from a financial perspective around the cash flow generation of the Raytheon Technologies Company.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the combined company of its common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s stockholders and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s stockholders, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the preliminary joint proxy statement/prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, on July 17, 2019, UTC filed with the SEC a registration statement on Form S-4, which includes a preliminary joint proxy statement of UTC and Raytheon that also constitutes a preliminary prospectus of UTC (the “preliminary joint proxy statement/prospectus”), which will be mailed to stockholders of UTC and stockholders of Raytheon once the registration statement becomes effective and the preliminary joint proxy statement/prospectus is in definitive form (the “definitive joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or Form S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain copies of the registration statements and the definitive joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

Raytheon and UTC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should carefully read the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Raytheon or UTC as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.